Exhibit 99.1

Youku Tudou to Hold 2015 Annual General Meeting on November 2, 2015

Beijing, China, October 9, 2015—Youku Tudou Inc. (NYSE: YOKU), a leading multi-screen entertainment and media company in China (“Youku Tudou” or the “Company”), today announced that it will hold its 2015 annual general meeting of shareholders at Room 3303A, The Centrium 60 Wyndham Street, Central, Hong Kong at 1:30 pm (Hong Kong time) on November 2, 2015. Holders of Youku Tudou Class A shares and Youku Tudou Class B shares of record on the close of business on October 15, 2015 are entitled to receive notice of the annual general meeting or any adjournment or postponements thereof. Beneficial owners of the Company’s American Depositary Shares (“ADSs”) are also welcome to attend the annual general meeting in person.

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s ADSs to discuss company affairs with management.

The notice of the annual general meeting is available on the Investor Relations section of the company’s website at http://ir.youku.com. Youku Tudou has filed its annual report on Form 20-F (the “Annual Report”), which includes Youku Tudou’s audited financial statements for the fiscal year ended December 31, 2014, with the Securities and Exchange Commission (the “SEC”). Youku Tudou’s Annual Report can be accessed on the Company’s Investor Relations website at http://ir.youku.com and on the SEC’s website at http://www.sec.gov.

A physical copy of the Annual Report can be provided to shareholders of the Company without charge upon written request to Youku Tudou Inc., 7/F, Tower B, World Trade Center, No. 36 North Third Ring Road, Dongcheng District, Beijing 100029, the People’s Republic of China, or by contacting Chang You, Youku Tudou Inc., by telephone at (+8610) 5890-6883 x 8056, or e-mail at changyou@youku.com.

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is a leading multi-screen entertainment and media company in China. Youku Tudou is China’s leading Internet television platform, enabling users to search, view and share high-quality video content quickly and easily across multiple devices. Its Youku brand and Tudou brand are among the most recognized online video brands in China. Youku Tudou’s American depositary shares, each representing 18 of Youku Tudou’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU.”

For more information, please contact:

Chang You

Youku Tudou Inc.

Tel: (+8610) 5890-6883 x 8056

Email: changyou@youku.com